Exhibit 4.2

AEROGROW INTERNATIONAL, INC.

VOTING AGREEMENT

April 22, 2013

Schedule A      -          Investors
Schedule B       -          Key Holders

i

VOTING AGREEMENT

THIS VOTING AGREEMENT is made and entered into as of this 22nd day of April, 2013, by and among AeroGrow International, Inc., a Nevada corporation (the “Company”), the holder of the Company’s Series B Convertible Preferred Stock, $0.001 par value per share (“Series B Preferred Stock”) listed on Schedule A (together with any transferees pursuant to Section 5.2 below, the “Investor”) and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as “Key Holders” pursuant to Section 5.2 below, the “Key Holders”, and together collectively with the Investor, the “Stockholders”).

RECITALS

A.           Concurrently with the execution of this Agreement, the Company and the Investor are completing the transactions contemplated by a Securities Purchase Agreement (the “Purchase Agreement”) providing for, among other things, the sale of shares of the Company’s Series B Preferred Stock and a warrant to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), and in connection with that agreement the parties desire to provide the Investor with the right, among other rights, to designate the election of a member of the board of directors of the Company (the “Board”) in accordance with the terms of this Agreement.

B.           The Certificate of Designations of Series B Convertible Preferred Stock of the Company (the “Certificate of Designations”) provides that (a) the holders of record of the shares of the Company’s Series B Preferred Stock, exclusively and voting together as a single class on an as-converted-to Common Stock basis, shall be entitled to elect 1 director of the Company (the “Series B Director”); and (b) the holders of Common Stock and the then-outstanding Series B Preferred Stock, voting together as a single class on an as-if-converted to Common Stock basis, shall be entitled to elect all remaining members of the Board at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors.

C.           The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company’s capital stock held by them will be voted on in connection with an increase in the number of shares of Common Stock required to provide for (i) the conversion of the Company’s Series B Preferred Stock, (ii) issuance of Common Stock as dividends on the Series B Preferred Stock, (iii) issuance of Common Stock upon exercise of the Warrant, (iv) issuance of Common Stock as payment in accordance with the Brand License Agreement, and (v) issuance of Common Stock as payment in accordance with the IP License Agreement.

NOW, THEREFORE, the parties agree as follows:

1. Voting Provisions Regarding Board of Directors.

1.1 Size of the Board.  Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors.  For purposes of this Agreement, the term “Shares” shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Series B Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition.  Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a) The Series B Director, which individual shall initially be Chris Hagedorn, for so long as any shares of Series B Preferred are outstanding.

(b) Of the four remaining Board positions, beginning thirty (30) days after the closing of the Purchase Agreement, at least two of the persons appointed to such positions will meet the requirements of an “independent director” in accordance with the NASDAQ Global Market’s requirements for independent director.  One of those “independent directors” will initially be Wayne Harding. Until the other initial “independent director” is selected, Michael S. Barish shall serve as the fifth director, and he agrees to resign when the second initial “independent director” is selected.  The holders of Common Stock and the then-outstanding Series B Preferred Stock, voting together as a single class on an as-if-converted to Common Stock basis, shall be entitled to elect such four members of the Board at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors.

To the extent that either of clauses (a) through (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company’s articles of incorporation.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a “Person”) shall be deemed an “Affiliate” of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any  venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.3 Failure to Designate a Board Member.  In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4 Removal of Board Members.  Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Sections 1.3 or 1.4 of this Agreement may be removed from office  unless (i) such removal is directed or approved by the affirmative vote of the Person(s) entitled under Section 1.3 to designate that director or (ii) the Person(s) originally entitled to designate or approve such director  pursuant to Section 1.3 is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1.3 or 1.4 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Section 1.2(a) or 1.2(b) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors.  No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Vote to Increase Authorized Common Stock.  Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for (i) conversion of all of the shares of Series B Preferred Stock outstanding at any given time, (ii) issuance as dividends on the Series B Preferred Stock in accordance with the Certificate of Designations, (iii) issuance upon exercise of the Warrant in accordance with the Warrant, (iv) issuance as payment in accordance with the Brand License Agreement, and (v) issuance as payment in accordance with the IP License Agreement.

3. Remedies.

3.1 Covenants of the Company.  The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement.  Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the directors as provided in this Agreement.

3.2 Specific Enforcement.  Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached.  Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

3.3 Remedies Cumulative.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4. Term.  This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) conversion of all outstanding shares of Series B Preferred Stock into shares of Common Stock, (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; (c) Key Holders collectively have sold 25% of their aggregate number of shares of Common Stock set forth on Schedule B to persons who are not existing or new parties to this Agreement as Key Holders and the Investor elects to terminate this Agreement by sending notice to the Company, and (d) termination of this Agreement in accordance with Section 5.7 below.

5. Miscellaneous.

5.1 Definitions.  Capitalized terms used herein without definition shall have the meaning ascribed to such terms in the Purchase Agreement.

5.2 Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (but not to transferees of the shares in a public market transaction).  Each Key Holder agrees to disclose to the Company and the Investor any sale of shares of Common Stock on a monthly basis within 15 days of the end of each month.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3 Governing Law.  This Agreement shall be governed by the internal law of the State of Nevada.

5.4 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5 Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6 Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:  (a) personal delivery to the party to be notified, (b) when sent, if sent by  electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 5.7.  If notice is given to the Company, a copy shall also be sent to Hutchinson Black and Cook, LLC, 921 Walnut Street, Suite 200 Boulder, CO 80302, Attention: James L. Carpenter, Jr., Facsimile: (303) 442-6593   and if notice is given to Stockholders, a copy shall also be given to Hunton & Williams, LLP, 2200 Pennsylvania Avenue, N.W., Washington, D.C. 20036, Attention: J. Steven Patterson, Facsimile: (202) 778-2201.

5.7 Consent Required to Amend, Terminate or Waive.  This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock held by the Investor (voting as a single class and on an as-converted basis).  Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder or (B) does not adversely affect the rights of the Key Holders;

(c) any provision hereof may be waived by the waiving party on such party’s own behalf, without the consent of any other party; and

The Company shall give prompt written notice of any amendment, termination or waiver hereunder to all parties hereto.  Any amendment, termination or waiver effected in accordance with this Section 5.7 shall be binding on each party and all of such party’s successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver.  For purposes of this Section 5.7, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

5.8 Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.9 Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10 Entire Agreement.  This Agreement (including the Exhibits hereto), and the Certificate of Designations and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

5.11 Stock Splits, Stock Dividends, etc.

  In the event of any issuance of Shares of the Company’s voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement.

5.12 Manner of Voting.  The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.  For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

5.13 Further Assurances.  At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

5.14 Dispute Resolution.  The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Colorado and to the jurisdiction of the United States District Court for the District of Colorado for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Colorado or the United States District Court for the District of Colorado, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF.  THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.  THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS.  EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

5.15  Costs of Enforcement.  If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys’ fees.

5.16 Aggregation of Stock.  All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

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IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

AEROGROW INTERNATIONAL, INC.

By: /s/ J. Michael Wolfe
Name: J. Michael S. Wolfe
Title: President and Chief Executive Officer

INVESTOR:

SMG GROWING MEDIA, INC.

By: /s/ Vincent C. Brockman
Name: Vincent C. Brockman
Title: Executive Vice President and Secretary

Address:

KEY HOLDERS:

____________________________________

Signature:

Name:

SCHEDULE A

INVESTOR

Name and Address	Number of Shares Held

SMG GROWING MEDIA, INC. 14111 Scottslawn Road Marysville, Ohio 43041 Attention: _______________ Facsimile: _______________	2,649,007 shares of Series B Preferred Stock

SCHEDULE B

KEY HOLDERS

Name	Address	Shares Held
J. Michael Wolfe	6531 Columbine CT, Niwot, CO 80503	52,305
H. MacGregor Clarke	32710 El Diente Court, Evergreen, CO, 80439	10,834
John K. Thompson	6945 Walker Drive, Longmont, CO 80503	1,167
Grey H. Gibbs	3566 Larkspur CT, Longmont, CO, 80503	-
Jack J. Walker	2105 11th St, Boulder, CO, 80302	616,774
The Peierls Foundation, Inc.	73 S. Holman Way, Golden, CO 80401	210,000
Lazarus Investment Partners LLLP	3200 Cherry Creek Drive #670, Denver, Co 80209	343,447
Michael S. Barish	2401 E. Second Ave #400, Denver, CO, 80206	113,517